[Logo] TAITRON                                      28040 West Harrison Parkway
components incorporated                             Valencia, CA  91355
                                                    Tel  (661) 257-6060
                                                    Fax (661) 294-1108

May 2, 2008

Mr. Kevin L. Vaughn, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0510
Washington, DC 20549-0510

Re:  Taitron Components Inc.
     Form 10-KSB for the year ended December 31, 2007
     Filed March 31, 2008
     File No. 000-25844

Dear Mr. Vaughn:

      This letter sets forth the responses of Taitron Components Incorporated (the "Company", "we" or "our") to the comments of the staff of the U.S. Securiti es and Exchange Commission (the "Commission") contained in your letter dated
April 21, 2008. Our responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Balance Sheet, page 19

1. We note your significant inventory balance at December 31, 2007, which is net of approximately $2.5 million of inventory reserves. We also note your disclosures on page 13 that "if all or a substantial portion of the inventory was required to be immediately liquidated...we may not realize the full carrying value of [your] reported inventories." Finally, we note the disclosure in Note 9 on page 30 that in addition to the large inventory balance, you also have inventory purchase commitments of $1.5 million as of December 31, 2007. As such, we note that the combined current inventory balance and current inventory purchase commitments appears to represent approximately three years of inventory on hand as of December 31, 2007. Please address the following:

      o Please explain to us why you believe that your inventory is appropriately valued at the lower of cost or market as of December 31, 2007. In light of the fact that you have over two years of inventory on hand, please include specific discussion of the risk of obsolescence of your inventory.


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      o     Revise your discussion under Critical Accounting Policies in MD&A in future filings to describe your inventory reserve analysis in greater detail. Discuss the inventory balance in relation to current sales trends. Also discuss your judgments regarding the risk of
            obsolescence  in  connection  with  the  large  inventory   balance.
            Finally, please note that your inventory reserve discussion should also consider any inventory purchase commitments you may have. Refer to SEC Release 33-8350 for additional guidance regarding discussion of Critical Accounting Estimates.

Company Response:

We advise the Commission that our inventories consist principally of discrete semiconductors, optoelectronic devices and passive components that are distributed to a wide array of electronic distributors and manufacturers. Generally, our inventories are mature products that are not subject to obsolescence from technological advancements. However, management considers future price deflation to be a potential risk in regards to our inventory valuation. Therefore, each quarter, we perform a detailed lower of cost or market (LCM) analysis. The application of LCM is our means of attempting to measure the sales margin and inventory recoverability from changing market prices and recognize the effects in the period in which it occurs. This LCM analysis is applied to our inventory on a brand-by-brand basis, covering approximately 145 distinctly separate brand categories. We also selectively review our high value inventory items on a part-by-part basis for a more detailed LCM analysis. This LCM process gathers available data, such as historical sales, purchasing history and replacement cost information, for each brand and determines the market value (market value equaling replacement cost, but not exceeding the net realizable value, nor below net realizable value less a normal 25% profit margin) and then compares this to our cost basis. Our replacement cost information comes from supplier inquiry or current price lists. Any inventory valuation adjustment resulting from our LCM analysis is reflected in the income statement in cost of goods sold in the period in which it occurs. Also, we regularly apply our reserves to write-down the cost basis of specifically identified inventories, rather than maintain higher grossed up costs and the related higher reserve levels.

Our purchase commitment of $1,500,000 at year-end relates to scheduled delivery dates forecasted over 120 days, as we generally experience 60-90 days manufacturing lead times from suppliers, plus 30 days sea shipping lead times. The reason for this commitment level is threefold: (1) to meet our scheduled sales order backlog, (2) to increase our component inventory portfolio by offering a wider breadth of product choices and (3) to support our engineering and contract manufacturing services. We are generally able to cancel these purchase commitments within 30-60 days advance notice, depending on the supplier's terms and conditions. Upon receipt into inventory, these purchases are reviewed along with our LCM analysis, discussed above.

Our business strategy is to extend our role from electronic component fulfillment to the additional role of engineering and turn-key services. Our initial results from these services have shown the ability to use some of our slower moving inventory to supply the components for these multi-year turn-key projects. As a result, we believe these services will help reduce our inventory levels over time.


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Based  on  the  aforementioned  information,  we  believe  our  inventories  and outstanding purchase commitments are recoverable in the ordinary course of business; and as such, we believe the December 31, 2007 inventory reserve is adequately stated in its consolidated financial statements.

Further, we will revise our discussions under Critical Accounting Policies in MD&A in future filings to describe our inventory reserve analysis in greater detail, including its relation to our purchase commitments, our inventory balance in relation to current sales trends and our judgments regarding the risk of obsolescence in connection with our inventory.

Consolidated Statement of Cash Flows, page 22

2. We note that the effect of exchange rates on cash of $37,000 and $24,000 for 2006 and 2007, respectively, are the same as the foreign currency translations on your consolidated statements of shareholders' equity. Please tell us whether you prepared the statement of cash flows using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95. Revise as necessary in future filings.


Company Response:

We advise the Commission that appropriately weighted average exchange rates for the period were used to prepare our statement of cash flows, as the result was substantially the same as if we used the rates in effect at the time of the cash flows and the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

Notes to Consolidated Financial Statements, page 23

3. We note from page 22 that you invested $148,000 in joint ventures during fiscal 2007. Please revise your notes in future filings to disclose your material investments. Disclose the nature of these investments, your percentage ownership of each investment, and your accounting policy for any investments.


Company Response:

We advise the Commission that future filings will disclose material investments, including the nature of these investments, our percentage ownership of each investment, and our accounting policy for any investments.

Note 7. Stock Options, page 29

4. We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise this note in future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.


Company Response:

We advise the Commission that this note in future filings will explain how we determined these assumptions, including volatility, risk free interest rate, expected life, etc.


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Item 8A. Controls and Procedures, page 31

5. We note that you provided management's annual report on internal control over financial reporting as of December 31, 2007 pursuant to Item 308T of Regulation S-K. However, we note that you did not provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please tell us and revise future filings to clearly disclose the framework utilized by management to evaluate your effectiveness of your internal control over financial reporting. Refer to Item 308T9(a)(2) of Regulation S-K.


Company Response:

We advise the Commission that in making our internal control assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control -- Integrated Framework (COSO). Further, our future filings will disclose the framework utilized by management to evaluate the effectiveness of our internal control over financial reporting.


Exhibit 31.1

6. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note that the Rule 13a-14(a) certifications included with this filing omit (i) paragraph 4(b) and (ii) the portion of the introductory language in paragraph 4 that refers to the responsibility of the certifying officers for establishing and maintaining the registrant's internal control over financial reporting. Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B. Please note that we would not object if you elected to file an abbreviated amendment that includes the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4 and 5 of the certifications.


Company Response:

We advise the Commission that our filing will be amended as recommended.

Lastly, per your request, we acknowledge the following:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We remain hopeful that the foregoing responds adequately to your comments. If you have any questions or need further clarification, please call me at (661) 257-6060, extension 300.

      Sincerely,
      /s/ Stewart Wang
      -----------------
      Stewart Wang
      Chief Executive Officer and Chief Financial Officer


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